SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders
(ii)    Acquisition of shares under the Dividend Re-investment Plan in respect of shares held in a nominee account
(iii)   Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan

c)	Price(s) and volume(s)	Price(s)	Volume(s)
(i)	GBP 9.450186	312
(ii)	GBP 8.832	671
(iii)	GBP 9.385	4
d)	Aggregated information - Aggregated volume - Price	987 GBP 9.03
e)	Date of the transaction(s)	2022-10-05
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price and volume	Price	Volume
HKD 81.81	696
d)	Aggregated information - Aggregated volume - Price	696 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction(s)	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
c)	Price and volume	Price	Volume
GBP 9.385	4
d)	Aggregated information - Aggregated volume - Price	4 GBP 9.385
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price and volume	Price	Volume
HKD 81.81	634
d)	Aggregated information - Aggregated volume - Price	634 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i) Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders
(ii) Acquisition of shares under the dividend re-investment associated with the Prudential All Employee Share Purchase Plan

c)	Price(s) and volume(s)	Price(s)	Volume(s)
(i)	GBP 9.450186	516
(ii)	GBP 9.384494	19
d)	Aggregated information - Aggregated volume - Price	535 GBP 9.448
e)	Date of the transaction(s)	2022-10-05
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Deferred Bonus Plan
c)	Price and volume	Price	Volume
HKD 81.81	231
d)	Aggregated information - Aggregated volume - Price	231 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential All Employee Share Purchase Plan
c)	Price and volume	Price	Volume
GBP 9.384494	3
d)	Aggregated information - Aggregated volume - Price	3 GBP 9.384494
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Annual Incentive Plan
c)	Price and volume	Price	Volume
HKD 81.81	162
d)	Aggregated information - Aggregated volume - Price	162 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential All Employee Share Purchase Plan
c)	Price and volume	Price	Volume
GBP 9.384494	4
d)	Aggregated information - Aggregated volume - Price	4 GBP 9.384494
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Deferred Bonus Plan
c)	Price and volume	Price	Volume
HKD 81.81	291
d)	Aggregated information - Aggregated volume - Price	291 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lilian Ng
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential All Employee Share Purchase Plan
c)	Price and volume	Price	Volume
GBP 9.384494	22
d)	Aggregated information - Aggregated volume - Price	22 GBP 9.384494
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lilian Ng
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Deferred Bonus Plan
c)	Price and volume	Price	Volume
HKD 81.81	522
d)	Aggregated information - Aggregated volume - Price	522 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wai-Kwong Seck
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Eastspring Investments (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential All Employee Share Purchase Plan
c)	Price and volume	Price	Volume
GBP 9.384494	3
d)	Aggregated information - Aggregated volume - Price	3 GBP 9.384494
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wai-Kwong Seck
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Eastspring Investments (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Deferred Bonus Plan
c)	Price and volume	Price	Volume
HKD 81.81	390
d)	Aggregated information - Aggregated volume - Price	390 HKD 81.81
e)	Date of the transaction	2022-10-05
f)	Place of the transaction	Hong Kong Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is also a constituent of the Hang Seng Composite Index. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.  https://www.prudentialplc.com/

Contact

Jennie Webb, Senior Manager, Share Plans, +44 (0)20 3977 9750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 October 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary